As filed with the Securities and Exchange Commission on January 27, 2022

Securities Act File No. 333-261239

Investment Company Act File No. 811-22472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 1	[X]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 31	[X]

RIVERNORTH OPPORTUNITIES FUND, INC.

(Exact name of registrant as specified in charter)

1290 Broadway, Suite 1000

Denver, Colorado 80203

(Address of principal executive offices)

(303) 623-2577

(Registrant’s Telephone Number)

Sareena Khwaja-Dixon

RiverNorth Opportunities Fund, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

(Names and addresses of agents for service)

Copies to:

Allison M. Fumai

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-261239 and 811-22472) of the RiverNorth Opportunities Fund, Inc. (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits k.13, k.14, and n. to the Registration Statement. No changes have been made to Part A, B or Part C of the Registration Statement, other than Item 25 (2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Item 25 (2) of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Part A Financial Highlights for the period from December 24, 2015 to October 31, 2016, fiscal year ended October 31, 2017, period ended July 31, 2018, fiscal years ended July 31, 2019, July 31, 2020, and July 31, 2021.

Part B Incorporated by reference in the Statement of Additional Information included herewith are the Registrant’s audited financial statements for the fiscal year ended July 31, 2021, notes to such financial statements and the report of independent registered public accounting firm thereon, as contained in the Fund’s Form N-CSR filed with the Securities and Exchange Commission on October 8, 2021.

2.	Exhibits:

	a.1	Articles of Amendment and Restatement. (1)
	a.2	Certificate of Correction.(15)
	a.3	Amendment to Articles of Amendment and Restatement+
	b.	Bylaws, as amended July 16, 2018. (5)
	c.	Not applicable.
	d.1	Form of Subscription Certificate for Rights Offering. +
	d.2	Form of Notice of Guaranteed Delivery for Rights Offering. +
	e.	Form of Dividend Reinvestment and Cash Purchase Plan. (1)
	f.	Not applicable.
	g.1	Form of Investment Advisory Agreement. (5)
	g.2	Form of Subadvisory Agreement. (5)
	h.1.	Form of Sales Agreement. (6)
	i.	Not applicable.
	j.1	Form of Custodian Agreement. (1)
	j.2	Special Custody Agreement. (2)
	k.1	Administrative, Bookkeeping and Pricing Services Agreement. (1)
	k.2	Transfer Agency, Registrar and Dividend Disbursing Agency Agreement. (1)
	k.3	Security Agreement (3)
	k.4	Form of Subscription Agent Agreement. +
	k.5	Form of Information Agent Agreement. +
	k.6	Amendment to Administrative Bookkeeping and Pricing Services Agreement. (5)
	k.7	Distribution Agreement. (12)
	k.8	Form of Credit Agreement.(12)
	k.9	Sub-Placement Agent Agreement.(13)
	k.10	Amendment to Distribution Agreement.(16)
	k.11	Amendment to Sub-Placement Agent Agreement.(16)
	k.12	Form of Fund of Funds Investment Agreement +
	k.13	Amendment No. 2 to Distribution Agreement. **
	k.14	Amendment No. 2 to Sub-Placement Agent Agreement. **
	l.1	Opinion of McDermott Will & EmeryLLP. (18)
	l.2	Consent of Dechert LLP. (18)
	m.	Not applicable.
	n.	Consent of Independent Registered Public Accounting Firm. **
	o.	Not applicable.
	p.	Initial Subscription Agreement. (1)
	q.	Not applicable.
	r.1	Code of Ethics of the Fund. (2)
	r.2	Code of Ethics of the Investment Manager. (5)
	r.3	Code of Ethics of the Subadviser. (17)
	s.	Powers of Attorney. (17)

(1)	Incorporated by reference from the Registration Statement on Form N-2/A, File no. 333-169317 and 811-22472, as filed with the Securities and Exchange Commission on November 25, 2015.
(2)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-220156 and 811-22472, as filed with the Securities and Exchange Commission on August 24, 2017.
(3)	Incorporated by reference from the Registration Statement on Form N-2/A, File no. 333-220156 and 811-22472, as filed with the Securities and Exchange Commission on October 3, 2017.
(4)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on May 23, 2018.
(5)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on July 24, 2018.
(6)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on August 31, 2018.
(7)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on October 5, 2018.
(8)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on March 12, 2019.
(9)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on June 26, 2019.
(10)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on September 27, 2019.
(11)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on September 23, 2020.
(12)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on November 20, 2020.
(13)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-225152 and 811-22472, as filed with the Securities and Exchange Commission on December 18, 2020.
(14)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-257554 and 811-22472, as filed with the Securities and Exchange Commission on June 30, 2021.
(15)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-257554 and 811-22472, as filed with the Securities and Exchange Commission on September 15, 2021.
(16)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-257554 and 811-22472, as filed with the Securities and Exchange Commission on September 21, 2021.
(17)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-261239 and 811-22472, as filed with the Securities and Exchange Commission on November 19, 2021.
(18)	Incorporated by reference from the Registration Statement on Form N-2, File no. 333-261239 and 811-22472, as filed with the Securities and Exchange Commission on January 24, 2022.

+	To be filed by amendment.

**	To be filed herewith.

Item 26.	Marketing Arrangements

None.

Item 27.	Other Expenses and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration and Filing Fees	$65,346
NYSE Listing Fee	$131,593
FINRA Fees	$90,343
Subscription Agent Fees	$75,000
Information Agent Fees	$150,000
Accounting Fees and Expenses	$15,000
Legal Fees and Expenses	$265,000
Printing and Mailing Expenses	$202,000
Miscellaneous	$5,000
Total	$999,282

Item 28.	Persons Controlled by or under Common Control

None.

Item 29.	Number of Holders of Securities

As of November 30, 2021, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common Stock, par value, $0.0001 per share	2
Preferred Stock, par value, $0.0001 per share	0

Item 30.	Indemnification

The Charter of the Registrant provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person at the time of any proceeding in which liability is asserted. Article 2, Section 405.2 of the Maryland General Corporation Law provides that the Charter of a Maryland corporation may limit the extent to which directors or officers may be personally liable to the corporation or its shareholders for money damages in certain instances.

The Registrant’s Charter also provides that no amendment to the charter of the Registrant shall affect any right of any person based on any act or failure to act which occurred prior to the amendment. Insofar as Indemnification for liabilities under the Securities Act may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act (other than for expenses incurred in a successful defense) is asserted against the Fund by the directors or officers in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

ALPS Advisors, Inc.

The description of the Investment Adviser under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information, respectively, constituting Parts A and B, respectively, of this Registration Statement are incorporated by reference herein. The address of the Investment Adviser is 1290 Broadway, Suite 1000, Denver, Colorado 80203.

Set forth below is information as to any other business, profession, vocation and employment of a substantial nature in which each officer of the Investment Adviser is, or at any during the last two fiscal years has been, engaged for their own account or in the capacity of director, officer, employee partner or trustee:

Name*	Positions with ALPS Advisors, Inc.	Other Business Connections	Type of Business
Laton Spahr	President	None.	None
Richard C. Noyes	Senior Vice President, General Counsel and Assistant Secretary	Senior Vice President, General Counsel and Assistant Secretary, AHI, ADI, APSD, AFS and APSD, and Assistant Secretary, Red Rocks Capital LLC.	Fund Servicing
Joseph J. Frank	Secretary	Secretary, AHI, ADI, APSD, AFS and Red Rocks Capital LLC.	Fund Servicing

*	The principal business address for each of the ALPS Advisors, Inc. representatives is: 1290 Broadway, Suite 1000, Denver, Colorado, 80203.

RiverNorth Capital Management, LLC

The description of the Subadviser under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information, respectively, constituting Parts A and B, respectively, of this Registration Statement are incorporated by reference herein.

The principal occupation of the directors and officers of the Subadviser are their services as directors and officers of the Subadviser. The address of the Subadviser is 433 W. Van Buren Street, 1150-E, Chicago, Illinois 60607.

No officer of the Subadviser is, or at any during the last two fiscal years has been, engaged for their own account or in the capacity of director, officer, employee partner or trustee in any other business, profession, vocation or employment.

Item 32.	Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Fund by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Fund, c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, CO 80203.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1), (a)(2), and (a)(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b.	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is subject to Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

a.	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

8.	The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver and the state of Colorado, on the 27th day of January, 2022.

RIVERNORTH OPPORTUNITIES FUND, INC.

By	/s/ Kathryn A. Burns
Kathryn A. Burns, President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ Kathryn A. Burns	President (Principal Executive Officer)	January 27, 2022
Kathryn A. Burns

/s/ Erich Rettinger	Treasurer and Chief Accounting Officer (Principal Financial Officer)	January 27, 2022
Erich Rettinger

*	Director	January 27, 2022
John K. Carter

*	Director	January 27, 2022
Patrick W. Galley

*	Director	January 27, 2022
J. Wayne Hutchens

*	Director, Chairman	January 27, 2022
John S. Oakes

*	Director	January 27, 2022
Jerry Raio

*	Director	January 27, 2022
David M. Swanson

* By:	/s/ Sareena Khwaja-Dixon
	Name:	Sareena Khwaja-Dixon
	Title:	Secretary and Attorney in Fact
	Date:	January 27, 2022

INDEX TO EXHIBITS

Exhibit No.	Description
k.13	Amendment No. 2 to Distribution Agreement.
k.14	Amendment No. 2 to Sub-Placement Agent Agreement.
n.	Consent of Independent Registered Public Accounting Firm.